Exhibit 99.2

LUNA GOLD CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Quarter Ended September 30, 2006

INTRODUCTION

This third quarter 2006 Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements for the period ended September 30, 2006 and the audited annual consolidated financial statements and the MD&A for the year ended December 31, 2005.  The information contained within this MD&A is current to November 22, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This quarterly report contains certain forward-looking statements.  Much of the information included in this report includes or is based upon estimates, projections or other “forward looking statements”.  Such forward-looking statements include any projections or estimates made by management in connection with the Company’s business operations.  While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management’s current judgment regarding the direction of the Company’s business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other “forward looking statements” involve various risks and uncertainties as outlined below.  Management caution the reader that important factors in some cases have affected and in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other “forward looking statements.”

OVERALL PERFORMANCE

For the year to date on our Nevada operations we have focused on acquiring projects; four new projects have been added, Trout Creek, Stone Cabin, Eureka, and Anchor.  For Trout Creek and Eureka, where the targets are more clearly defined, the projects have been introduced to a few potential partners.  Although the targets are clearer, we anticipate that both of these projects will require some more ground work (mapping, sampling, and filling out the land package) before they will be ready for optioning out.  Anchor and Stone Cabin are both at an earlier stage of exploration than Trout Creek and Eureka; therefore, they will need at least one stage of mapping and sampling to delineate targets.

At our Red Rock project, Centerra (U.S.) Inc. has completed its initial drill program, which was started in late July.  Two holes were drilled on Luna’s ground.  Assay results are still outstanding due to enormous workload facing the assay labs in Nevada.  Even without the assay results, Centerra has given informal indication that they will continue spending on the property in 2007.

At Anchor, a first pass of mapping and rock sampling has been completed.  Two zones of brecciated and silicified Mesozoic sedimentary rocks have been identified, existing as windows in cover of Tertiary volcanics.  Future work will focus on identifying other windows of sedimentary rocks.  Unfortunately, the soil in the area is very sandy and is not well suited to soil sampling programs.  The company is considering other cost effective methods of quickly prospecting the surrounding area.

At Trout Creek, work has focused on acquiring the entire package of available prospective ground.  Having successfully completed that step, targets have been generated from the compilation of previous work.  Luna has introduced the project to prospective partners, but before the project can be optioned out Luna may have to undertake some soil-sampling and mapping to fill in holes in the database and further define the targets.

Work at Stone Cabin and Eureka, has been limited to filling out the company’s land position in favour of advancing the work at the other projects.

Luna had entered into an agreement to acquire Eldorado Gold Corporation’s (“Eldorado”) interest in Aurizona Goldfields Corporation (“Aurizona”).  Aurizona owns Mineracao Aurizona S.A (“MASA”), its operating company, and MASA’s main asset is the 100% ownership of the Piaba gold project (“Piaba”) in Maranhao State, Brazil.  The acquisition was scheduled to close on October 11th but Luna and Eldorado mutually agreed to terminate their agreement.  The agreement was terminated in order to negotiate a new agreement that would accommodate the sale of Brascan’s interest; Brascan being the other 50% owner of Aurizona.  Assuming that Luna can successfully negotiate the purchase of both interests, Luna next step will be to review the significant technical data available and settle on a work program.  Piaba has an open pitable, indicated resource of 500,000 oz at a grade of 1.27 g/t and a further open pitable inferred resource of 350,000 oz at 1.27 g/t.  The majority of the resource ounces occur as weathered oxides at less than 70 m depth.  The above resource estimates are historical and do not conform to the standards of National Instrument 43-101; they may vary materially from estimates made in accordance with the classification made pursuant to NI 43-101 and should not be relied upon. The Company's qualified person ("QP") has not done sufficient work to classify the historical estimate as current mineral resource and is not treating the historical estimates as current mineral resources as defined in NI 43-101. However, the Company's QP believes the historic estimate is relevant and offers a fair description of the Project's known mineralization.

Luna will maintain is current strategy of project generation in Nevada, and supplement it with opportunistic acquisitions of resource projects.

Our financial statements contained in this quarterly report have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business.  We incurred net losses from operations for the three-month period ended September 30, 2006, for the three-month period ended September 30, 2005 and for the period from the inception of our mining business as of January 20, 2003 to September 30, 2006 of $269,534, $57,913 and $3,052,323, respectively.  We did not earn any revenue, aside from interest income, during the nine-month period ended September 30, 2006 and the year ended December 31, 2005.

RESULTS OF OPERATIONS

Three-month period ended September 30, 2006

We incurred a net loss of $269,534 for the three-month period ended September 30, 2006, resulting in a loss per share of $0.01.  The loss was attributable to operating expenses of $275,748 which was partially offset by interest income of $5,617.

During the period, we incurred exploration expenses of $151,429, $6,002 in filing fees, $9,352 in general and administrative expenses, $6,685 in management fees, $65,598 in professional fees, $3,611 in rent, $7,705 in travel expenses, and $22,777 in wages and benefits.

For the quarter ended September 30, 2006, our loss increased which highlighted the Company’s different activities between the current and prior periods.  As was the case in the previous quarter, the Company was focused towards negotiating a share purchase agreement to acquire a possible 50% interest in Aurizona Goldfields Corporation (“Aurizona”).  Since last year’s quarter the Company discontinued the Chinese joint ventures, joint ventured our Red Rock property and exploration spent less on our Blue Mountain Project.  Accordingly, as we discontinued our joint ventures the equity loss from our joint ventures decreased.  We incurred $151,429 in exploration costs which included the initial option payments for our Anchor and Eureka project and some preliminary geological work on our Trout Creek, Stone Cabin, Anchor and Eureka projects which are located in southern Nevada.  Exploration expenses also increased compared to the prior year and included generative exploration expenses as we investigated potential projects, which included the possible acquisition of Aurizona.  Expenses related to project generation includes consulting fees and wages related to the Company’s Chief Operations Officer and related travel expenses.

The Company currently has two employees which consist of the Chief Executive Officer and the Chief Operations Officer.  Wages and benefits were approximately the same amount in both periods as the Chief Operations Officer has been charged to exploration expenses.  Professional fees increased due to legal work involved in performing due diligence for potential projects, which included due diligence related to Aurizona, and in meeting our general regulatory requirements.  Travel decreased as during the prior year the Company was active in investigating potential projects in China during the first part of the previous year’s quarter.  General and administrative expenses, rent and management fees remained approximately the same as the Company’s administrative and regulatory situation remained unchanged.

Three-month period ended September 30, 2005

We incurred a net loss of $57,913 for the three-month period ended September 30, 2005, resulting in a loss per share of $0.00.  The loss was attributable to operating expenses of $3,810 and a foreign exchange loss of $58,096 offset by interest income of $3,993.

During the period we incurred exploration expenses of $60,205 and a recovery from our Chinese joint ventures of $152,169.  We also incurred $808 in depreciation and amortization, $1,737 in filing fees, $8,500 in general and administrative expenses, $6,321 in management fees, $40,878 in professional fees, $2,796 in rent, $14,642 in travel expenses and $19,523 in wages and benefits.

During the quarter we reached an agreement with our joint venture partner and received government approval to terminate our Chinese joint ventures which resulted in a recovery of $152,169 due to ownership increases to 100% from 70% and 80% for Dongchuan and Gongguo projects respectively.  Accordingly the Company was entitled to receive all the assets from its inactive joint ventures after a termination fee was paid to our joint venture partners.  The Company spent $60,205 on exploration compared to $67,329 in the previous year’s quarter’s period.  Exploration expenses consist of geologist fees and expenses incurred analyzing property opportunities in China. A portion of these expenses were previously paid through our joint ventures.  Also included were expenses related to establishing business contacts in China prior to concluding our projects in China.  Exploration fees also included claim fees for our Blue Mountain which were $26,149 for the quarter.  Exploration expenses decreased compared to the prior year as only one month’s of geologist fees to a director of the company were paid compared to three months of fees in the prior year’s quarter.

Professional fees were approximately equal to the prior period due to legal work involved in redomiciling the Company back to Canada from Wyoming during the current quarter and professional fees relating to work establishing our Chinese joint ventures in the previous quarter.  Travel expenses decreased as travel to by directors and officers to China during the prior year’s quarter did not occur in the current quarter.  Wages and benefits remained approximately equal compared to the prior year’s quarter as the new Chief Executive Officer hired by the company was employed for the entire quarter for both years.  Management fees were constant as the monthly charge is approximately $2,000 per month.

Nine-month period ended September 30, 2006

We incurred a net loss of $620,971 for the nine-month period ended September 30, 2006, resulting in a loss per share of $0.03.  The loss was attributable to operating expenses of $601,456 which was increased by a foreign exchange loss of $32,114 and offset by interest income of $12,599.

During the period, we incurred exploration expenses of $239,364, $15,500 in filing fees, $26,511 in general and administrative expenses, $19,863 in management fees, $206,175 in professional fees, $11,057 in rent, $27,685 in travel expenses, $68,955 in wages and benefits,  and an expense recovery of $18,292.

For the nine-month period ended September 30, 2006, our loss decreased marginally compared to the previous year’s period.  However, the Company’s focus changed between the two periods as we discontinued our Chinese joint ventures in 2005, joint ventured our Red Rock property and spent less on exploration on our Blue Mountain Project.  We incurred $239,364 in exploration expenses as the Company entered into several new project agreements and was focused on the possible acquisition of Aurizona Goldfields, a company with a property in Brazil.  Exploration costs consisted of the initial option payments and preliminary geological work on our Trout Creek, Stone Cabin, Anchor and Eureka projects as well as generative exploration costs associated with Aurizona such as wages related to the Company’s Chief Operations Officer who was hired during the period and related travel costs. Also included in exploration costs, were the current year’s option payment which relates to the Company maintaining its Blue Mountain project.  Although the balance was approximately the same compared to the prior year, exploration costs in 2005 consisted of costs related to generative exploration in China in addition to exploration on our Blue Mountain and Red Rock projects.  Professional fees relate to legal work involved in due diligence, which includes $106,268 relating to the possible Aurizona transaction, and to meet our general regulatory requirements.  Equity loss from operation of resource properties joint ventures, and travel decreased as during the prior year the Company was still active in China.

The Company currently has two employees which consist of the Chief Executive Officer and the Chief Operations Officer.  Wages and benefits were approximately the same amount in both periods as the Chief Operations Officer has been charged to exploration expenses.  Filing fees decreased over the prior period as the Company completed a private placement in 2005 and the related fees to the TSX-V were incurred.  General and administrative expenses, rent and management fees were approximately the same as the Company’s administrative and regulatory situation has remained unchanged.

Nine-month period ended September 30, 2005

We incurred a net loss of $656,057 for the nine-month period ended September 30, 2005, resulting in a loss per share of $0.03.  The loss was attributable to operating expenses of $638,704, interest expense of $1,733 and a foreign exchange loss of $21,154 which was offset by interest income of $5,534.

During the period we incurred $2,350 in depreciation and amortization, $236,002 in exploration expense, $26,136 in filing fees, $30,250 in general and administrative expenses, $18,380 in management fees, $3,140 in marketing and promotion expenses, $126,984 in professional fees, $8,986 in rent, $50,993 in travel and conference and $68,551 in wages and benefits.

Exploration expenses decreased slightly compared to the prior year’s period as we ceased our projects in China and starting the process of winding up our joint ventures.  Exploration expenses, not including our joint venture loss, relate to geologist fees and assay costs as we concluded our projects in China.  A portion of these expenses were previously paid through our joint ventures.  Also, included are generative exploration costs associated with project generation in China and relate to reviewing property opportunities and establishing business contacts in China in addition to exploration expenses related to work performed on our Red Rock and Blue Mountain properties.  The work performed on the projects included mapping, sampling, data compilation, claims fees and also includes costs related to area reconnaissance work.  Exploration expenses related to Red Rock were as follows: $7,014 in geologist fees, $2,217 in analysis, $3,756 in supplies, travel and transportation and $18,257 in staking and claim fees.  The exploration expenses related to Blue Mountain consisted of $26,149 in claim fees.  Exploration expenses decreased slightly when compared with the same period in 2004 as the Company agreed to retroactively compensate a director of the Company for consulting fees to November 2003 as this is when he began his efforts to acquire properties in China began.  Professional fees increased primarily due to legal work involved in redomiciling the Company back to Canada from Wyoming.   Travel expenses decreased as several directors spent time traveling in China during the prior period’s quarter and the Company agreed reimburse a director for travel expenses in China retroactive to November 2003.  Wages and benefits also increased over the prior year’s quarter as the company hired a new Chief Executive Officer who joined the company in late June 2004.  Management fees were constant as the monthly charge is approximately $2,000 per month.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Sept 30, 2006	June 30, 2006	Mar 31, 2006	Dec 31, 2005
	$	$	$
Interest and other Income	5,617	6,744	238	1,434
Net loss for the period	(269,534)	(226,398)	(125,039)	(232,863)
General and administration expenses	154,103	180,557	109,816	163,419
Exploration expenses	151,429	16,788	18,059	68,970
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.01)	(0.01)

Quarters Ended:

	Sept 30, 2005	June 30, 2005	Mar 31, 2005	Dec 31, 2004
	$	$	$	$
Interest and other Income	3,992	1,513	--	--
Net loss for the period	(57,913)	(249,011)	(349,133)	(422,033)
General and administration expenses	110,878	182,475	132,464	179,048
Exploration expenses	(107,876)	87,762	230,651	231,817
Net loss per share, basic and fully diluted	(0.00)	(0.01)	(0.02)	(0.02)

We did not earn any revenue during the three-months ended September 30, 2006 and 2005 aside from interest income.  Our losses increased from December 2004 to June 30, 2005 as we were still active in China and conducted work on our Red Rock property and Blue Mountain Project.  Our losses decreased during the periods from September 30, 2005 to March 31, 2006 as we wound up our Chinese joint ventures, joint ventured our Red Rock property and exploration has slowed on our Blue Mountain Project.  Our losses for the current quarter have again increased, mainly due to due diligence relating to the possible acquisition of Aurizona and other generative exploration.

LIQUIDITY AND CAPITAL RESOURCES

Our capital resources have been limited.  We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations.  There can be no assurances that future financing will be available on reasonable terms or any outstanding share purchase warrants will be exercised.

Total cash and cash equivalents as at September 30, 2006 and December 31, 2005, were respectively, $36,705 and $878,477 while the Company also held $256,748 in short-term investments at the end of the current quarter.  Working capital as at September 30, 2006, and December 31, 2005, were respectively, $262,057 and $866,998.  The decrease in working capital between September 30, 2006 and December 31, 2005 was primarily attributable to operating expenses of $601,456.

The Company has entered into a lease with respect to office space.  Arrangement has been made for Pathway Capital Ltd. to manage and act as the Company’s agent with respect to the lease.  The Company will reimburse Pathway based on estimated usage of office space on a cost recovery basis.  The balance of the 2006 lease obligation is estimated to be $6,357.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

During the periods ended September 30 2006 and 2005, the Company paid or accrued, geological consulting fees to directors and/ or officers as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,

2006	$9,000	$27,000
2005	$10,000	$73,464

The consulting fees are in the normal course of operations and are recorded at their exchange amount which is the price agreed to between the Company and the directors and officers.

The Company is charged by Pathway Capital Ltd. (Pathway), a company with one common director, CAD $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total fees paid or accrued to Pathway during the periods ended September 30, 2006 and 2005 were as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,

2006	$6,589	$19,766
2005	$6,321	$18,380

In addition, Pathway charges the Company for rent and other administrative services as follows:

	Three-Months Ended September 30,	Nine-Months Ended September 30,

2006	$22,490	$73,105
2005	$12,290	$42,291

RISK FACTORS

Government Regulation

Mining operations and exploration activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters.  We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States.

Environmental Regulation

Our mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.  Our policy is to conduct business in a way that safeguards public health and the environment.  We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs.  Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

Competition

We compete with other mining companies in connection with the acquisition of gold and other precious metals properties.  There is competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than we do.  As a result, we may have difficulty acquiring attractive gold mining/exploration properties.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company’s financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars.  The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.  On an ongoing basis, management re-evaluates its estimates and judgments.

The going concern basis of presentation assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exists which raise substantial doubt upon the validity of this assumption.  The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

The Company’s future operations are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations or income from investments.  As of November 22, 2006 the Company has not generated revenues, and has experienced negative cash flow from operations.  The Company may look to secure additional funds through future debt or equity financings.  Such financings may not be available or may not be available on reasonable terms.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of November 22, 2006	24,572,700	$6,880,160 CDN

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	US$0.25	September 21, 2008
300,000	US$0.30	June 7, 2009
225,000	US$0.30	June 30, 2009
50,000	US$0.23	April 8, 2010
115,000	CDN$0.22	February 2, 2011
1,425,000	CDN$0.30	May 15, 2011
150,000	CDN$0.45	August 24, 2011

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
7,567,835	US$0.50	January 18, 2007

Exploration costs for the nine-months ended September 30, 2006 by property:

Blue Mountain Project	Red Rock (1)	Trout Creek Project	Stone Cabin Project	Anchor Project	Eureka Project
$37,555	Nil	$21,937	$17,479	$16,815	$5,017

(1) Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement discussed earlier.

ON BEHALF OF THE BOARD OF DIRECTORS

“Tim Searcy”	Vancouver, British Columbia
Tim Searcy, Director